# Skunk Brothers Spirits Inc.



# ANNUAL REPORT

40 SW Cascade Avenue, Suite 45

Stevenson, WA 98648

0

https://skunkbrothersspirits.com/

This Annual Report is dated August 31, 2022.

## BUSINESS

Established in 2013, Skunk Brothers is a grain-to-glass craft distillery producing authentic artisanal spirits in Stevenson, Washington. We make award-winning whiskeys, brandies, liqueurs, gins, and cordials on the banks of the Columbia River, just outside the Portland metro area. Our products are made from locally grown, natural ingredients. Each batch is made by hand in Washington State using sustainable and environmentally friendly processes.

We are a small, family-owned business with roots in our grandfather's Prohibition-era moonshine activities. We honor our heritage by blending old-fashioned, traditional techniques with modern processes. We feel this sets us apart in the industry and plays a vital role in building our loyal customer base. Even as we expand and our distribution increases, customers still travel hundreds of miles to visit our tasting room in the scenic Columbia Gorge, the windsurfing capital of the world.

Initially, most of our sales came from the Tasting Room. Now we are moving into multiple states and venues with outside sales and distribution. We are expanding our aged spirits program as well as year-round production of our core line of products for national distribution. Even as we continue to grow, however, we will always have seasonal and specialty products that are available only in the tasting room.

Since 2020 we have signed arranged contracts with local tour companies and cruise ships that will lead to increase in traffic in our tasting room. We have hired outside sales people and begun selling to local bars and restaurants. We are also now distributing to more states through LibDib and our online store.

## Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,500,000

Use of proceeds: On November 25, 2019, the company underwent a stock split of 37.5 to 1, where the 120,000 shares of Common Stock then outstanding were split to make bring the total number of issued shares to 4,500,000.

Date: November 25, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 45,000

Use of proceeds: Business operations.

Date: November 18, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $0.01

Use of proceeds: Business Operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 11,000

Use of proceeds: Business operations

Date: January 22, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 10,000

Use of proceeds: Business operations

Date: May 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.01

Number of Securities Sold: 44,000

Use of proceeds: Business operations

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,192.00

Number of Securities Sold: 1,079,858

Use of proceeds: Expansion

Date: December 22, 2019

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of Security sold: Equity

Final amount sold: $167,748

Number of Securities sold: 335496

Use of proceeds: Operation

Date: 06-01-2021

Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Circumstances which led to the performance of financial statements:

Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Net revenue for fiscal year 2021 was negative -$286,363 as compared to net revenue for fiscal year 2020 which was negative -$691,063 which was abnormally low due to spending investment income from investors through StartEngine and private investments on the equipment and personnel operations outlined in our business plan. Our actual revenue from product sales and EIDL grant was $286363. This does continue our trend of increasing revenue from sales each year though not as sharply as hoped. Continued recovery from the pandemic was that we were forced to focus more on the local market and existing accounts while building back new accounts as many of our previous customers had gone out of business. Skunk Brothers also pulled back from the initial plan to market more heavily to outside sales and instead added modified our web-based store. We are still navigating regulations in each state as each has varied laws for import. Our focus on investing for growth resulted in gross revenue increases. We have shown substantial decrease in financial losses while increasing sales revenue. This investment in remodeling and upgrading equipment, hiring personnel to increase production, sales, marketing, procuring CF perk items and then shipping them all contributed to this temporary decline.
Our challenge has been to determine an accurate financial picture as we were the victims of financial misappropriation of funds in our accounting department. We believe our actual revenue 2021 was substantially higher than our records show however, due to obfuscation in our software and revenue tracking we are in the process of trying to determine what those numbers are and where some funds went.

Gross Margins

2021 gross profit from sales increased by approximately 15% over 2020. At the same time we were able to substantially increase our assets in the form of liquor aging in barrels and raw liquor or product that is ready to be bottled and sold. Our increase in that area alone was nearly $266,501.00

Cost of Sales

Overall cost of sales increased in 2021 due to raw materials price increases and shortages, fuel and utilities cost increases and other affiliated costs.

Expenses

The Company's expenses consist of, among other things, employee wages, marketing and sales expenses, fees for professional services and patents, crowdfunding perk item expenses, fulfilment service and shipping expenses and equipment installation and maintenance. In 2021 expenses sharply declined from our previous year as we finished upgrade projects, completed consultant contracts and hiring an operations manager to oversee management of distillery operations. With a focus on expanding distribution and sales the company hired 6 additional employees in 2020, 2 in sales, 2 in marketing and 2 in operations and 1 in financial services. In the fall of 2020, the lockdowns were still continuing with no sign of lifting. As a result, it was decided suspend or some of these programs and lay off personnel until COVID-19 restrictions were lifted. The west coast was struck by substantial hardships in the industry do to the closure of businesses who were unable to survive being shuttered for extended periods. We have committed a substantial amount of personnel hours in finding and replacing customers in the form of bars, restaurant and liquor stores. We were able to bring our customer base back to pre lock-down levels with some positive increases as well. We were able to secure contracts with local tour agencies and cruise ship companies that are expected to begin having a positive impact on gross revenue late April of 2022. We have also procured distribution in 5 additional states through new online distribution companies.

Historical results and cash flows:

Historical results reflect Skunk Brothers' artisan roots and hand-crafted products. Part of this process was in refining our ingredients and flavor profile with alternative product offerings. The company has grown from originally offering just 3 products to over 13 today. With this effort behind us, the company is in a position to grow rapidly around its most successful products. This will allow us to focus on improving margins, increasing distribution channels while improving operating cash flow. The spirits market is still forecast to grow at a CAGR of 33% over the next 4 years.

The Company has managed its cash flow carefully and put working capital to work in areas in areas that generate new profitable revenue streams. The Barrel Club has been a consistent source of cash flow for the Company over the past 12 months and will be a source in the future. Harvesting of these barrels has begun and is also increasing our incoming cash flow every month.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $37,515.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Skamania County Economic Development Counsel

Amount Owed: $83,000

Interest Rate: 6.0%

Maturity Date: June 01, 2025


Creditor: Glenn Smith

Amount Owed: $57,490.00

Interest Rate: 6.0%

Maturity Date: December 22, 2021


Creditor: Sharlaina C. Kramer

Amount Owed: $160,000.00

Interest Rate: 6.0%

Maturity Date: April 19, 2022


Creditor: Doug Probstfeld

Amount Owed: $139,000.00

Interest Rate: 1.0%

Maturity Date: May 23, 2023


Creditor: Company Credit Card (VISA)

Amount Owed: $31,887

Interest Rate: 18.0%

Maturity Date: January 23, 2025

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Donoho

Scott Donoho's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Owner, Director, Founder, CEO/CFO/CCO/CTO

Dates of Service: May 13, 2013 - Present

Responsibilities: Supervision of the corporation and it's property, business and affairs. Chairperson of the board. Currently not taking a salary, $8,000 per month once profitibility is met.


Other business experience in the past three years:

Employer: Portland Air Base Fire Department

Title: Captain

Dates of Service: October 15, 2011 - Present

Responsibilities: Shift leader, department manager

Name: Daniel I. Donoho

Daniel I. Donoho 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice-President

Dates of Service: November 01, 2017 - Present

Responsibilities: Oversees distillery operations


Name: Glenn J. Smith

Glenn J. Smith's current primary role is with Oswego Financial Services. Glenn J. Smith currently services 28 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Financial Advisor

Dates of Service: November 01, 2018 - Present

Responsibilities: Assisting with financial planning


Other business experience in the past three years:

Employer: Oswego Financial Services

Title: Managing Director

Dates of Service: September 11, 2014 - Present

Responsibilities: Managing Director

Other business experience in the past three years:

Employer: Portland Venture Group

Title: CEO

Dates of Service: August 01, 1992 - Present

Responsibilities: CEO

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Donoho

Amount and nature of Beneficial ownership: 3,337,500

Percent of class: 55.3%

## RELATED PARTY TRANSACTIONS

Name of Entity: Glenn Smith

Relationship to Company: Financial Advisor

Nature / amount of interest in the transaction: $5,000.00 owed with an interest rate of 6% and maturity date of 12/22/2021.

Material Terms:

## OUR SECURITIES

The amount of security authorized is 10,000,000 with a total of 6,025,804 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of outstanding shares on a fully diluted basis 6,025,804 shares, which includes 5,579,858 shares of common stock and 445,946 outstanding common stock warrants and options.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

# RISK FACTORS

Uncertain Risk

An investment in the Company also referred to as "we", "us", "our", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $XXXXXXX in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them and you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the other secured creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Skunk Brothers Spirits was formed on May 25, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Skunk Brothers Spirits has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Skunk Brothers Spirits is a good idea, that the team will be able to successfully market, and sell the product, that we can price our products right and sell them to enough peoples so that the Company will succeed. Further, we have not yet generated a positive cash flow and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-19 Risks

Know that COVID-19 makes the rest of the 2021 year income very hard to forecast we are still having a terrific year so far making hand sanitizer.

Your investment could illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. 14 Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Taxes

The Company has reviewed its tax filings for the previous years and the filings did not reflect the actual financial situation of the company for those years. The Company is currently working on assessing this matter and will file amendments to correct the tax filings for the previous years.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 31, 2022.

**Skunk Brothers Spirits Inc.**

By   /s/ *Scott Kelly Donoho*

        Name: Skunk Brothers Spirits

Title: Owner

Exhibit A

**FINANCIAL STATEMENTS**

# SKUNK BROTHERS SPIRITS INC

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 10000 Wells Fargo - Checking 5748 | 37,229.37 |
| 10100 Wells Fargo - Savings 7230 | 0.01 |
| 10300 Petty Cash | -3,257.63 |
| 10500 Riverview - Checking 0666 | 2,396.63 |
| 10600 Riverview - Savings | 1,147.11 |
| **Total Bank Accounts** | **$37,515.49** |
| Accounts Receivable | |
| 11000 Accounts Receivable | 4,693.34 |
| **Total Accounts Receivable** | **$4,693.34** |
| Other Current Assets | |
| 12000 Undeposited Funds | 0.00 |
| 12100 Inventory Asset | -575.98 |
| 2120 Payroll Asset | 0.00 |
| **Total Other Current Assets** | **$ -575.98** |
| **Total Current Assets** | **$41,632.85** |
| Fixed Assets | |
| 15000 Furniture and Equipment | 9,853.52 |
| 16500 Warehouse Equipment | 109,056.17 |
| **Total Fixed Assets** | **$118,909.69** |
| **TOTAL ASSETS** | **$160,542.54** |

# SKUNK BROTHERS SPIRITS INC

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 20000 Accounts Payable | 20,992.59 |
| **Total Accounts Payable** | **$20,992.59** |
| Credit Cards | |
| 10010 Paypal Credit - 2892 | 1,112.72 |
| 10011 Riverview CC - 7638 | 0.00 |
| 10012 Chase | 0.00 |
| 10013 U.S. Bank | 4,138.73 |
| 10014 Great NW Credit Union | 786.40 |
| 10015 Bank of America | 9,053.58 |
| 10018 WF Business Card - 0523 | -1,646.01 |
| **Total Credit Cards** | **$13,445.42** |
| Other Current Liabilities | |
| 10200 xxxxxxxxxxxx1072 Bus Line | 18,442.88 |
| 20001 Skamania EDC Loan | 86,061.62 |
| 20002 MCEDD Loan | 0.00 |
| 21100 Direct Deposit Liabilities | 126.70 |
| 24000 Payroll Liabilities | 463.22 |
| **Total Other Current Liabilities** | **$105,094.42** |
| **Total Current Liabilities** | **$139,532.43** |

# SKUNK BROTHERS SPIRITS INC

## Balance Sheet

### As of December 31, 2021

| | TOTAL |
|---|---:|
| Long-Term Liabilities | |
| 25000 Barrel Club Members | 101,000.00 |
| 25001 Art & Terri Patrick | 8,000.00 |
| 25002 Doug Probstfeld | 112,864.38 |
| 25003 Dale Wayne Mercer | 2,000.00 |
| 25004 Darrell & Denise Schultz | 4,000.00 |
| 25005 Lyle Erickson | 2,000.00 |
| 25006 George Telquist | 2,000.00 |
| 25007 Ryan & Tia Ribary | 4,000.00 |
| 25008 Ken Budde | 9,250.00 |
| 25009 Tom Jendrezejek | 2,000.00 |
| 25010 Kurt & Ann Nordquist | 2,000.00 |
| 25011 Neal & Deanna Wilson | 2,000.00 |
| 25012 Andrew Canfield & Glen Foster | 2,000.00 |
| 25013 Terri Nelson | 2,000.00 |
| 25014 Chris Malone | 6,000.00 |
| 25015 Jacob Williamson & Jeni Stolk | 1,000.00 |
| 25016 Janet Lyn Guerrero | 2,000.00 |
| 25017 Jason McClellan & Pauline Faull | 2,000.00 |
| 25018 Jeffery & KC Strachan | 2,000.00 |
| 25019 Dan Hansen | 4,000.00 |
| 25020 Donna & Ben Davidson | 2,000.00 |
| 25021 Julie A Benton | 6,000.00 |
| 25022 Michelle & Steven Urke | 2,000.00 |
| 25023 Bruce & Jill Russel | 2,000.00 |
| 25024 Saundra Weaver | 2,000.00 |
| 25025 Sean M. Palmieri | 2,000.00 |
| 25026 Gerry Russell | 2,000.00 |
| 25027 Brent & Amanda Boeckholt | 2,000.00 |
| 25028 Terry & Gayle Klein | 0.00 |
| 25029 Corey & Janiece Stewart | 2,000.00 |
| 25030 Shannon Kroenke | 2,000.00 |
| 25031 Tony Winebarger/Kathleen Zorza | 2,000.00 |
| **Total 25000 Barrel Club Members** | **298,114.38** |
| 26000 Glenn Smith | 57,490.81 |
| 26001 Sharlaina C. Kramer | 160,000.00 |
| **Total Long-Term Liabilities** | **$515,605.19** |
| **Total Liabilities** | **$655,137.62** |
| Equity | |
| 30000 Opening Balance Equity | -343,209.87 |
| 30100 Capital Stock | 40,000.00 |
| 32000 Retained Earnings | -891,957.84 |

# SKUNK BROTHERS SPIRITS INC

## Balance Sheet

### As of December 31, 2021

|  | TOTAL |
|---|---|
| 33000 Crowdfunding | 886,361.85 |
| 34000 Small Business Loan (deleted) | 37,400.00 |
| Net Income | -223,189.22 |
| **Total Equity** | **$ -494,595.08** |
| **TOTAL LIABILITIES AND EQUITY** | **$160,542.54** |

## CERTIFICATION

I, Scott Kelly Donoho, Principal Executive Officer of Skunk Brothers Spirits Inc., hereby certify that the financial statements of Skunk Brothers Spirits Inc. included in this Report are true and complete in all material respects.

*Scott Kelly Donoho*

Owner